R1 RCM Inc.
401 N Michigan Avenue, Suite 2700
Chicago, IL 60611

Shannon Sobotka
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-3233

Re:     R1 RCM, Inc.
Form 10-K for the Year Ended December 31, 2017
Filed March 9, 2018
File No. 1-34746

Dear Ms. Sobotka:
This letter is submitted on behalf of R1 RCM Inc. (“we,” “us,” “our” or the “Company”) in response to the comment that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in your correspondence dated June 20, 2018. The Company’s response to the Staff’s comment is set forth below. For your convenience, your comment has been reproduced in italics below, followed by our related response.

Revenue Recognition, page F-8
Periods commencing January 1, 2017, page F-9

1.
We note your response to prior comment 5 that your contracts satisfy the allocation requirements in ASC 606-10-32-40. In future filings, please expand your disclosure of the nature of your performance obligation to clarify that your performance obligation is a series and how you allocate variable consideration to each distinct service in the series.

In response to the Staff’s comment, we will expand our disclosure regarding the nature of our performance obligation in future filings, starting with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018.
We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact me at (312) 255-7680 or Richard Evans at (312) 324-5331.

Sincerely,

/s/ Christopher S. Ricaurte

Christopher S. Ricaurte
Chief Financial Officer and Treasurer